UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

SANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

Compound Projects, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4017577
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

149 5th Avenue, Suite 2E, New York, NY 10010

(Full mailing address of principal executive offices)

212-401-6930

(Issuer’s telephone number, including area code)

Special Note Regarding Forward Looking Statements

The information contained in this report includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of the Compound Projects, LLC (the “Company”), Compound Asset Management, LLC (the “Manager”), each series of the Company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the Manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither the Company nor the Manager can guarantee future performance, or that future developments affecting the Company or the Manager will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described under the heading “Risk Factors” included in the Offering Statement. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semi-Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For further information regarding forward-looking statements, see Statement Regarding Forward Looking Information. Unless otherwise indicated, latest results discussed below are as of June 30, 2021.

Overview

Compound Projects, LLC is a Delaware series limited liability company that has been formed to permit public investment in specific real estate properties, each of which is owned by a separate series of the Company that we establish.  Each series acquires and holds a specific property and offers membership interests in that series through private placements and to the public through Regulation Crowdfunding and Regulation A qualified securities offerings. We refer to Compound Projects, LLC and each of its series collectively as “the Company” although each is a legally distinct entity.

As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series are segregated and enforceable only against the assets of such series, as provided under Delaware law.  We intend for each series qualify to be taxed as a separate real estate investment trust, or REIT, for U.S. federal income tax purposes, commencing with the taxable year ending after the completion of the initial public offering of interests of such series. Each series elected to be taxed as a REIT for the 2020 fiscal year; however, our Manager may determine that not qualifying as a REIT is in the best interests of a series.

The Company is managed by Compound Asset Management, LLC, a New York limited liability company (the “Manager”). Pursuant to the terms of the Company’s first amended and restated limited liability company agreement (the “Operating Agreement”), the Manager will provide certain management and advisory services to the Company and to each of its series and their subsidiaries, as well as a management team and appropriate support personnel. The Manager is a wholly owned subsidiary of Republic Compound LLC (“Republic Real Estate”), a privately held company that commenced operations after acquiring substantially all of the assets of Compound Asset Management, Inc. in June of 2020. Republic Real Estate is wholly owned by OpenDeal Inc. dba Republic.

The Company’s core business is the identification, acquisition, marketing and management of individual real estate properties for the benefit of the investors. Each series is intended to own a single property. These properties may be referred to herein, collectively, as the “properties” or each, individually, as a “property.”

The membership interests that a series offers to the public represent an investment solely in a particular series and, thus, indirectly in the property owned by that series. The interests do not represent an investment in the Company or the Manager.  We do not anticipate that any series will own anything other than the single property associated with such series.  We believe that the operations of the Company, including the formation of additional series and the corresponding acquisition of additional properties, will benefit investors by allowing investors to build a diversified portfolio of investments.

Our Properties

To date, we have established four series1: Series #Reach, Series #Flatiron, Series #Illume and Series #44 East, which have acquired or have agreed to acquire the following properties:

●	On January 21, 2020, Compound Reach 1805, LLC, a wholly owned subsidiary of Series #Reach, acquired unit #1805 at Reach Brickell City Centre, a residential condominium located at 68 SE 6th Street, Miami, Florida (the “Series #Reach Property”) for $445,000.

1 We established a fifth series, Series #Waller, but the Manager has determined not to proceed with that series property acquisition and offering and the series will be terminated.

●	On August 31, 2020, Compound Flatiron 3006, LLC, a wholly owned subsidiary of Series #Flatiron, acquired unit #3006 at Brickell Flatiron, a residential condominium located at 1000 Brickell Plaza, Miami, Florida (the “Series #Flatiron Property”) for $470,000.

●	On August 31, 2020, Compound Illume 302, LLC, a wholly owned subsidiary of Series #Illume, acquired unit #302 at Illume, a residential condominium located at 920 South Street, Nashville, TN (the “Series #Illume Property”) for $411,000.

●	On January 7, 2020, Compound 44 East, LLC, a wholly owned subsidiary of Series #44 East, entered into a purchase and sale agreement to acquire unit #2211 at 44 East, a residential condominium located in Austin, TX (the “Series #44 East Property”) for $570,750. This property has not yet been acquired as of the date of this filing.

Since its formation in September 2019, the Company has been engaged primarily in acquiring properties for its series, and developing the financial, offering and other materials to begin fundraising.  We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced.

Operating Results

Operating results for each of the Series during the six-month period ending June 30, 2021 were as follows:

	#Reach	#44 East	#Flatiron	#Illume
Revenues	$22,000	-	$17,300	$11,092
Operating Expenses	($16,890)	($1,960)	($28,184)	($23,178)
Net Income (Loss)	$5,110		($11,054)	($12,085)

Compound Projects, LLC has no operations outside of each of its series.

Liquidity and Capital Resources

As of June 30, 2021, Series #Reach had $14,641 cash on hand, Series #44 East had $174,532 cash on hand, Series #Flatiron had $11,904 cash on hand and Series #Illume had $7,508 cash on hand.

Our Securities Offerings

Between January 1, 2020 and December 31, 2020, we completed the following securities offerings:

Series #Reach:  We sold 19,644 Series #Reach interests under the exemption from registration provided by Regulation CF under Section 4(a)(6) of the Securities Act of 1933, as amended (the “Securities Act”), receiving gross proceeds of approximately $93,502. We sold an additional 66,468 Series #Reach interests in a private placement offering under Regulation D, Rule 506(b) under Section 4(a)(2) of the Securities Act, receiving gross proceeds of $319,046. We also sold 10,140 Series #Reach Interests for gross proceeds of $48,672 offered under Regulation A.

Series #44 East: We sold 29,920 Series #44 East interests under the exemption from registration provided by Regulation CF under Section 4(a)(6) of the Securities Act, receiving gross proceeds of approximately $192,984.

Series #Flatiron: We sold 54,539 Series #Flatiron interests under the exemption from registration provided by Regulation CF under Section 4(a)(6) of the Securities Act, receiving gross proceeds of approximately $290,147. In addition, we sold an additional 3,000 Series #Flatiron interests in a private placement offering under Regulation D, Rule 506(b) under Section 4(a)(2) of the Securities Act, receiving gross proceeds of $14,850.

Series #Illume: We sold 69,675 Series #Illume interests under the Regulation CF under Section 4(a)(6) of the Securities Act, receiving gross proceeds of approximately $322.595. In addition, we sold an additional 4,000 Series #Illume interests in a private placement offering under Regulation D, 506(b) under the Securities Act, receiving gross proceeds of $17,200.

Between January 1, 2021, and June 30, 2021, we commenced the following securities offerings:

Series #Flatiron: On January 11, 2021, we commenced an offering for up to 40,000 Series #Flatiron interests under the exemption from registration provided by Regulation A. As of June 30, 2021, we had received subscriptions for 40,000 Series #Flatiron Interests. This offering has not not yet closed.

Series #Illume: On January 11, 2021, we commenced an offering for up to 23,000 Series #Illume interests under the exemption from registration provided by Regulation A. As of June 30, 2021, we had received commitments for 23,000 Series #Illume interests. This offering has not yet closed.

Series #44 East: On June 3, 2020, we commenced an offering for up to 68,793 Series #44 East interests under the Regulation CF exemption from registration provided by Section 4(a)(6) of the Securities Act. As of June 30, 2021, we had received commitments for 16,098 Series #44 East interests; this offering has not yet closed and no proceeds have been drawn down.

Plan of Operations

We intend to operate each of the series properties as rental units and, following the closing of the acquisition of each property, list the unit for rent with a local leasing broker or specialty leasing agent. We intend to hold each property for a period of time as determined by our Manager, during which time, we will operate the property as a rental income property. During this period, we intend to distribute any Free Cash Flow (as defined in our offering circular) to investors.

As each of our series properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, and how any existing leases on a property may impact the potential sales price. The Manager may determine that it is in the best interests of members of a particular series to sell the property owned by that series earlier than 3 years or to hold a property for more than 5 years.

Item 2. Other Information

None.

Item 3. Financial Statements

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Operating results for the six months ended June 30, 2021, are not necessarily indicative of the results that can be expected for the year ending December 31, 2021.

COMPOUND PROJECTS, LLC

CONSOLIDATED BALANCE SHEETS

	As of June 30, 2021 (unaudited)						As of December 31, 2020
(US$)	Series #Reach	Series #44 East	Series #Flatiron	Series #Illume	Unallocated	Total Consolidated-Compound Projects, LLC	Compound Projects, LLC
Assets:
Investment Properties, at cost	$449,078	$—	$471,786	$405,071	$—	$1,325,935	$1,325,935
Less-accumulated depreciation	(23,533)	—	(14,195)	(28,197)	—	(65,923)	(32,419)
Investment properties, at cost, net	425,545	—	457,591	376,874	—	1,260,010	1,293,516
Cash	14,641	174,532	11,904	7,508	—	208,585	242,903
Deferred offering costs	—	—	—	—	85,623	85,623	63,290
Deposits for real estate acquisitions	—	85,617	—	—	—	85,617	103,617
Total Assets	440,186	260,149	469,495	384,382	85,623	1,639,835	1,703,326

Liabilities and members’ equity
Liabilities:
Mortgage loans, net	$—	$—	$175,000	$—	$—	$175,000	$175,000
Accounts payable and accrued expenses	—	—	—	—	—	—	3,905
Security deposits & pre-paid rent	5,500	—	2,885	—	—	8,385	23,385
Due to related party	9,768	84,916	21,452	103,480	85,623	305,239	328,822
Total Liabilities	$15,268	$84,916	$199,337	$103,480	$85,623	$488,624	$531,112

Members’ equity
Membership contributions	446,387	177,545	281,488	313,643	—	1,219,063	1,219,063
Capital contributions	—	—	8,750	—	—	8,750	3,500
Retained earnings/ (accumulated deficit)	(21,469)	(2,312)	(20,080)	(32,741)	—	(76,602)	(50,349)
Total members' equity	424,918	175,233	270,158	280,902	—	1,151,211	1,172,214
Total liabilities and members’ equity	$440,186	$260,149	$469,495	$384,382	$85,623	$1,639,835	$1,703,326

See accompanying notes to unaudited consolidated financial statements.

COMPOUND PROJECTS, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021 (UNAUDITED)

	Series #Reach	Series #44 East	Series #Flatiron	Series #Illume	Total Consolidated-Compound Projects, LLC
Revenues	$22,000	—	17,130	11,092	50,222
Operating expenses					—
Property and maintenance	(6,019)	—	(4,136)	(3,682)	(13,836)
Real estate taxes and insurance	(638)	—	(8,156)	(612)	(9,406)
Property management and leasing	—	—	—	—	—
General and administrative	(2,135)	(1,960)	(2,135)	(1,985)	(8,215)
Depreciation	(8,098)	—	(8,507)	(16,899)	(33,505)
Total operating expense	(16,890)	(1,960)	(22,934)	(23,178)	(64,962)
Income/Loss from operations	5,110	(1,960)	(5,804)	(12,085)	(14,740)
Interest Expense	—	—	(5,250)	—	(5,250)
Net income (loss)	$5,110	$(1,960)	$(11,054)	$(12,085)	$(19,990)

Basic and diluted (Net loss) per membership interest	$0.05	$(0.07)	$(0.19)	$(0.16)
Weighted average membership interests	96,072	29,920	58,578	75,068

See accompanying notes to unaudited consolidated financial statements.

COMPOUND PROJECTS, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2020 (UNAUDITED)

	Series #Reach	Series #44 East	Series #Flatiron	Series #Illume	Compound Projects, LLC
Revenues	$5,350	$—	$—	$—	$5,350
Operating expenses
HOA Fees	(4,172)	—	—	—	(4,172)
Repairs & Maintenance	(200)	—	—	—	(200)
Leasing fees	(3,250)	—	—	—	(3,250)
Bank Fees	(275)	—	—	—	(275)
Property management	(750)	—	—	—	(750)
Third-party services	(945)	—	—	—	(945)
Insurance	(1,134)	—	—	—	(1,134)
Depreciation	(7,203)	—	—	—	(7,203)
Offering expenses	(8,251)	—	—	—	(8,251)
Total expenses	(26,180)	—	—	—	(26,180)
Net Loss	$(20,830)	$—	$—	$—	$(20,830)

See accompanying notes to unaudited consolidated financial statements.

COMPOUND PROJECTS, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER’S EQUITY (DEFICIT)
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021 (UNAUDITED)

	Six Months Ended June 30, 2021
	Series #Reach	Series #44 East	Series #Flatiron	Series #Illume	Total Consolidated-Compound Projects, LLC
Balance at December 31, 2020	423,453	177,193	276,609	294,959	1,172,214
Member Contributions	—	—	—	—	—
Capital Contributions	—	—	5,250	—	5,250
Offering costs	—	—	—	—	—
Distributions to members	(3,645)	—	(647)	(1,970)	(6,261)
Net Income (Loss)	5,110	(1,960)	(11,054)	(12,085)	(19,990)
Balance at June 30, 2021	$424,918	$175,233	$270,805	$282,874	$1,153,829

See accompanying notes to unaudited consolidated financial statements.

COMPOUND PROJECTS, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER’S EQUITY (DEFICIT)

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2020 (UNAUDITED)

	Series #Reach	Series #44 East	Series #Flatiron	Series #Illume	Compound Projects, LLC
Balance at December 31, 2019	$—	$—	$—	$—	$—
Capital Contributions	412,549	—	—	—	412,549
Distributions	—	—	—	—	—
Net Loss	(20,830)	—	—	—	(20,830)
Balance at June 30, 2020	$391,719	$—	$—	$—	$391,719

See accompanying notes to unaudited consolidated financial statements.

COMPOUND PROJECTS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021 (UNAUDITED)

	Series #Reach	Series #44 East	Series #Flatiron	Series #Illume	Unallocated	Total Consolidated-Compound Projects, LLC
Cash Flows from Operating Activities
Net Income (Loss)	$5,110	(1,960)	(11,054)	(12,085)	—	(19,990)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities
Depreciation	8,098	—	8,507	16,899	—	33,505
Changes in operating assets and liabilities:	—	—	—	—	—	—
Accounts payable and accrued expenses	—	—	—	(3,905)	—	(3,905)
Security deposit & pre-paid rent, net	—	—	—	—	—	(15,000)
Net Cash Provided By/(Used In) Operating Activities	13,208	(1,960)	(2,547)	909	—	(5,390)

Cash Flows From Financing Activities
Membership contributions, net of offering costs	—	—	—	—	(22,333)	(22,333)
Capital contributions	—	—	5,250	—	—	5,250
Proceeds from mortgage financings	—	—	—	—	—	—
Distributions to members	(3,645)	—	(647)	(1,970)	—	(6,261)
Funds provided by (repaid to) Manager, net	1,184	300	300	(29,700)	22,333	(23,583)
Net Cash Provided By Financing Activities	(2,461)	300	4,903	(31,670)	—	(46,927)

Cash Flow From Investing Activities						—
Real estate acquisitions	—	—	—	—	—	—
Deposits on real estate acquisitions	—	—	—	—	—	18,000
Net Cash Provided by Investing Activities	—	—	—	—	—	18,000

Net Change In Cash	10,747	(1,660)	2,357	(30,761)	—	(34,316)
						—
Cash at Beginning of Period	3,894	176,192	9,547	38,270	—	242,903
Cash at End of Period	$14,641	$174,532	$11,904	$7,509	$—	$208,587

Supplemental Disclosure for Cash Flow Information
Cash paid for interest expense	$—	$—	$5,250	$—	$—	$5,250

See accompanying notes to unaudited consolidated financial statements.

COMPOUND PROJECTS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2020 (UNAUDITED)

	Series #Reach	Series #44 East	Series #Flatiron	Series #Illume	Compound Projects, LLC
Cash Flows from Operating Activities
Net Loss	$(20,830)	$—	$—	$—	$(20,830)
Security Deposit & Pre-paid rent	5,500	—	—	—	5,500
Depreciation	7,203	—	—	—	7,203
Net Cash Used In Operating Activities	(8,127)	—	—	—	(8,127)

Cash Flows From Financing Activities
Repayment of Notes Payable to Manager	(400,000)	—	—	—	(400,000)
Membership Contribution	412,549	—	—	—	412,549
Funds provided by Manager	451,638	85,612	23,250	20,550	581,050
Net Cash Provided By Financing Activities	464,187	85,612	23,250	20,550	593,599

Cash Flow From Investing Activities
Real estate acquisitions and deposits	(449,078)	(85,612)	(23,250)	(20,550)	(578,490)
Net Cash Provided by Investing Activities	(449,078)	(85,612)	(23,250)	(20,550)	(578,490)

Net Change In Cash	6,982	—	—	—	6,982

Cash at Beginning of Period	—	—	—	—	—
Cash at End of Period	$6,982	$—	$—	$—	$6,982

See accompanying notes to unaudited consolidated financial statements.

COMPOUND PROJECTS, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION

Compound Projects, LLC (the “Company”) is a series limited liability company organized September 23, 2019 under the laws of Delaware that has been formed to permit public investment in individual real estate properties, each of which will be held by a separate property-owning subsidiary (each, a “Property Subsidiary”) owned by a separate series of limited liability company interests, or “Series”, that we establish.  As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

The Company is managed by Compound Asset Management, LLC, a New York limited liability company (the “Manager”). Pursuant to the terms of the Company’s first amended and restated limited liability operating agreement (the “Operating Agreement”), the Manager will provide certain management and advisory services to the Company and to each of its Series and their subsidiaries, as well as management team and appropriate support personnel.

The Manager is a wholly owned subsidiary of Republic Compound LLC (“Republic Real Estate”), a privately held company that commenced operations after acquiring substantially all of the assets of Compound Asset Management, Inc. in June of 2020. Republic Real Estate is wholly owned by OpenDeal Inc., dba Republic (“Republic”). While Republic Real Estate commenced operations in June of 2020, its predecessor commenced operations in February of 2018.

The Manager is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The Manager and its officers will not be required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require. The Manager has a unilateral ability to amend the Operating Agreement and the allocation policy in certain circumstances without the consent of the Investors. The Investors only have limited voting rights in respect of the Series in which they are invested.

The Manager will not receive any fees for services it provides to any of our series. Pursuant to the Operating Agreement, the Manager will receive reimbursements for out-of-pocket expenses in connection with our organization and offering (up to a maximum of 2% of the gross offering proceeds per series offering), our operations and the acquisition of properties and in connection with third parties providing services to us.

The Manager has sole discretion in determining what distributions, if any, are made to Interest Holders except as otherwise limited by law or the Operating Agreement. The Company expects the Manager to make distributions on a semi-annual basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made in its sole discretion.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Property Acquisitions

On January 21, 2020, Compound Reach 1805, LLC, a wholly owned subsidiary of Series #Reach, acquired unit #1805 at Brickell Reach City Centre, a residential condominium located at 68 SE 6th Street, Miami, Florida (the “Series #Reach Property”) for $445,000.

On August 31, 2020, Compound Flatiron 3006, LLC, a wholly owned subsidiary of Series #Flatiron, acquired unit #3006 at Brickell Flatiron, a residential condominium located at 1000 Brickell Plaza, Miami, Florida (the “Series #Flatiron Property”) for $470,000.

On August 31, 2020, Compound Illume 302, LLC, a wholly owned subsidiary of Series #Illume, acquired unit #302 at Illume, a residential condominium located at 920 South Street, Nashville, TN (the “Series #Illume Property”) for $411,000.

On January 7, 2020, Compound 44 East, a wholly owned subsidiary of Series #44 East, entered into a purchase and sale agreement to acquire unit #2211 at 44 East, a residential condominium located in Austin, TX (the “Series #44 East Property”) for $570,750. As of December 31, 2020, Compound 44 East had not yet acquired the Series #44 East Property.

On October 17, 2020, Compound Waller, LLC, a wholly owned subsidiary of Series #Waller, entered into a purchase and sale agreement to acquire 46 Waller Street, Austin, TX (the “Series #Waller Property”) for $1,800,000. On February 18, 2021, we terminated our purchase and sale agreement for the Series #Waller Property. As part of this termination, the earnest money amounting to $18,000 was returned to our Manager.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Reporting, Use of Estimates, and Basis for Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated balance sheet. Actual results could differ from those estimates. In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2020 balance sheet and certain related disclosures are derived from the Company’s December 31, 2020 audited financial statements. These financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The financial statements as of June 30, 2021 and for the six months ended June 30, 2021 and 2020, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Revenue Recognition

Revenues are generated at the Series level. Rental revenue, net of concessions, is recognized on a straight-line basis over the term of the lease.

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Organizational Costs

In accordance with FASB Accounting Standards Codification (“ASC”) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed.

The Company will reimburse its Manager up to 2% of gross offering proceeds per Series offering for offering costs from the proceeds from each Series offering. As of June 30, 2021, our Manager has incurred $165,557 of offering expenses of behalf of our Company, which has been allocated to the Series as follows:

Series	Gross Offering Proceeds	Offering Expenses [1]
Series #Reach	$461,221	$14,834
Series #44 East	$192,984	$15,439
Series #Flatiron	$304,997	$23,509
Series #Illume	$339,795	$26,152
Total Consolidated	$1,298,997	$79,934

 (1) Offering Expenses do not include service fees or commissions paid to FINRA registered broker dealers or funding portals.

As of June 30, 2021, the Manager has incurred $85,695 of offering expenses that have not been allocated to a Series and are held on the balance sheet as deferred offering costs. These offering expenses may be allocated to future series, subject to the 2% of gross offering proceeds limit.

Real Estate and Depreciation

Real estate properties are stated at cost less accumulated depreciation. Depreciation of properties and other improvements is computed using the straight-line method over the estimated remaining useful lives of the assets, which generally range from 11 to 40 years for buildings and 1 to 3 years for furniture, fixtures, and equipment.  If the Company determines that impairment has occurred, the affected assets are reduced to their fair value.  Property improvements are capitalized, while maintenance and repair expenses are charged to expense as incurred. Significant renovations and improvements that improve or extend the useful life of the assets are capitalized.

The following table sets forth the net carrying amounts associated with each of the Series’ properties that were owned as of June 30, 2021 and the amount that each Series recognized as a depreciation expense for the period between a Property’s acquisition and June 30, 2021:

Series	Building & Improvements	Furniture, Fixtures & Equipment	Total Gross Investment	Depreciation Expense	Investments in Properties, Net
Series #Reach	$449,078	$0	$449,078	$23,533	$425,545
Series #Flatiron	$471,786	$0	$471,786	$14,195	$457,591
Series #Illume	$384,992	$20,079	$405,071	$28,197	$376,874
Total Consolidated	$1,305,856	$20,079	$1,325,935	$65,923	$1,260,010

Real Estate and Impairment

The Company continuously evaluates, by property, whether there are any events or changes in circumstances indicating that the carrying amount of the Series’ properties may not be recoverable. To the extent an event or change in circumstance is identified, a property is considered to be impaired only if its carrying value cannot be recovered through estimated future undiscounted cash flows from the use and eventual disposition of the property. To the extent an impairment has occurred, the carrying amount of our investment in a property is adjusted to its estimated fair value. The process whereby we assess our properties for impairment requires significant judgment and assessment of factors that are, at times, subject to significant uncertainty. We evaluate multiple information sources and perform a number of internal analyses, each of which are important components of our process with no one information source or analysis being necessarily determinative. No impairments on any property were recorded as of June 30, 2021.

Income Taxes

Each of the Series has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with its taxable year ended December 31, 2020, and it intends to continue to operate in such a manner. Our current and continuing qualification as a REIT depends on its ability to meet the various requirements imposed by the Internal Revenue Code, which are related to organizational structure, distribution levels, diversity of stock ownership and certain restrictions with regard to owned assets and categories of income. If a Series qualifies for taxation as a REIT, it will generally not be subject to United States federal corporate income tax on our taxable income that is currently distributed to stockholders. This treatment substantially eliminates the “double taxation” (at the corporate and stockholder levels) that generally results from an investment in a corporation.

Even if a Series qualifies as a REIT, it may be subject to United States federal income and excise taxes in various situations, such as on undistributed income. The state and local tax laws may not conform to the United States federal income tax treatment, and a Series may be subject to state or local taxation in various state or local jurisdictions, including those in which we transact business. Any taxes imposed on us may reduce the operating cash flow and net income of a particular Series.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s consolidated financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Earnings loss per Membership Interest:

Upon completion of an Offering, each Series intends to comply with accounting and disclosure requirement of ASC Topic 260, “Earnings per Share.” For each Series, earnings (loss) / income per membership Interest (“EPMI”) will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding membership Interests in that particular Series during the period.

Mortgage Loans

Upon acquiring the Series #Flatiron Property in August 2020, we entered into a mortgage agreement with the Seller of the Series #Flatiron Property. The mortgage has a principal balance of $175,000 with a 6% annual interest rate. The $875 monthly interest payments are being made by our Manager on our behalf, which are not reimbursable and therefore have been recorded as capital contributions. Interest expense for the year ended December 31, 2020 was $3,500. As of June 30, 2021, the outstanding principal balance of the loan was $175,000 and is secured by the Series #Flatiron Property which is carried at a net book value of $466,099 as of June 30, 2021. The loan matures August 1, 2021, at which time all outstanding principal and interest comes due.

Members’ Equity

Members’ equity for the Company and any Series consists of Membership Contributions, capital contributions from our manager, distributions to members and the Net Income / (Loss) for the period.

The Company is managed by Compound Asset Management, LLC, a New York limited liability company (the “Manager”). Pursuant to the terms of the Company’s limited liability operating agreement (the “Operating Agreement”), the Manager will provide certain management and advisory services to the Company and to each of its Series and their subsidiaries, as well as management team and appropriate support personnel.

The Manager is a wholly owned subsidiary of Republic Compound LLC (“Republic Real Estate”), a privately held company that commenced operations after acquiring substantially all of the assets of Compound Asset Management, Inc. in June of 2020. Republic Real Estate is wholly owned by OpenDeal Inc., dba Republic (“Republic”). While Republic Real Estate commenced operations in June of 2020, its predecessor commenced operations in February of 2018.

The Manager will be responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The Manager and its officers will not be required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require, in their respective discretions. Each officer of the Manager also serves or may serve as officers or employees of Republic Real Estate, as well as other Republic Real Estate-sponsored vehicles, and other companies unaffiliated with Republic Real Estate.

The Manager has a unilateral ability to amend the Operating Agreement and the allocation policy in certain circumstances without the consent of the Investors. The Investors only have limited voting rights in respect of the Series in which they are invested.

Pursuant to the Operating Agreement, the Manager will receive fees and expense reimbursements for services relating to this Offering and the investment and management of our properties.

The Manager has sole discretion in determining what distributions, if any, are made to Interest Holders except as otherwise limited by law or the Operating Agreement. The Company expects the Manager to make distributions on a semi-annual basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made in its sole discretion.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

As of June 30, 2021, the following Offerings for Series Interests had closed:

Series	Series Interests Sold	Gross Offering Proceeds
Series #Reach	96,072	$461,221
Series #44 East	29,920	$192,984
Series #Flatiron	58,578	$304,997
Series #Illume	75,068	$339,795

4.	GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated substantial revenues, has incurred net losses since its inception, and is financially dependent upon its manager. The Company’s ability to continue as a going concern for the next twelve months is dependent upon the Company’s ability to raise sufficient capital from outside investors and deploy such to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

5.        RELATED PARTY TRANSACTIONS

Amounts Due to the Manager

Pursuant to the Company’s Operating Agreement, the Manager will receive reimbursements for out-of-pocket expenses in connection with our organization and offering (up to a maximum of 2% of the gross offering proceeds per series offering), our operations and the acquisition of properties (including any purchase and sale deposits) and in connection with third parties providing services to us. As of June 30, 2021, and December 31, 2020, the following amounts were due to be reimbursed to the Manager:

June 30, 2021
Series Name	Beginning Balance	Loan Repayment	Purchase Deposits & Acquisition Loans		Operating Expenses	Offering Expenses[1]	Total
Series #Reach	$8,584	—	﷐	—	$1,184	$—	$9,768
Series #44 East	84,616	—		—	300	—	84,916
Series #Flatiron	21,152	—		—	300	—	21,452
Series #Illume	133,180	(30,000)		—	300	—	103,480
Series #Waller	18,000	—		(18,000)	—	—	—
Unallocated	63,290	—		—	—	22.333	85,623
Total Consolidated	$328,822	$(30,000)		$(18,000)	$2,084	$22,333	$305,239

(1) Series may incur offering costs directly at the time of an offering that are above the 2% Manager reimbursement threshold

December 31, 2020
Series Name	Beginning Balance	Loan Repayment	Purchase Deposits & Acquisition Loans	Operating Expenses	Offering Expenses[1]	Total
Series #Reach	$54,100	$(458,778)	$404,678	$4,079	$4,505	$8,584
Series #44 East	—	—	85,617	352	(1,353)	84,616
Series #Flatiron	—	—	23,250	1,122	(3,220)	21,152
Series #Illume	—	—	133,800	922	(1,542)	133,180
Series #Waller	—	—	18,000	—	—	18,000
Unallocated	11,487	—	—	—	51,803	63,290
Total Consolidated	$65,587	$(458,778)	$665,345	$6,475	$50,193	$328,822

(1) Series may incur offering costs directly at the time of an offering that are above the 2% Manager reimbursement threshold

6.	RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

7.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 19, 2021, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements, except as set forth below.

Series #Flatiron Lease

On September 9, 2021, we extended the lease for the Series #Flatiron Property through the end of September 2022 with a monthly rent of $3,250.

Series #44 East Regulation CF Offering

As of September 19, 2021, we had received commitments for 50,531 Series #44 East interests for our Regulation CF offering that had not yet closed.

Item 4 – Exhibit Index

No.	Exhibit Description

2.1	Certificate of Formation of Compound Projects, LLC (incorporated by reference to Exhibit 2.1 to the Form 1-A filed on December 19, 2019)

2.2	Amended and Restated Operating Agreement of Compound Projects, LLC (incorporated by reference to Exhibit 2.2 to Post Qualification Amendment to the Form 1-A filed on October 22, 2020)

3.1	Form of Series Designation (incorporated by reference to Exhibit 3.1 to Post Qualification Amendment to the Form 1-A filed on October 22, 2020)

4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Form 1-A amendment filed on January 31, 2020)

6.1	Purchase and Sale Agreement dated October 20, 2019, between Harley and Nicole Hines and Compound Asset Management Inc. (incorporated by reference to Exhibit 6.1 to the Form 1-A filed on December 19, 2019)

6.2	Assignment of Purchase and Sale Agreement dated November 6, 2019, between Compound Asset Management Inc. and Series #Reach, a series of Compound Projects, LLC (incorporated by reference to Exhibit 6.3 to the Form 1-A filed on December 19, 2019)

6.3	Form of Promissory Note between Compound Projects, LLC Series #Reach and Compound Asset Management, LLC (incorporated by reference to Exhibit 6.4 to the Form 1-A filed on January 13, 2020)

6.4	Purchase and Sale Agreement dated January 7 ,2020, between 44 East Avenue Development LLC and Compound 44 East, LLC (incorporated by reference to Exhibit 6.4 to Post Qualification Amendment to the Form 1-A filed on October 22, 2020)

6.5	Purchase and Sale Agreement dated May 29,2020, between Howard Godofsky and Compound Flatiron 3006, LLC (incorporated by reference to Exhibit 6.5 to Post Qualification Amendment to the Form 1-A filed on October 22, 2020)

6.6	Form of Promissory Note between Compound Projects, LLC Series #Illume and Compound Asset Management, LLC (incorporated by reference to Exhibit 6.6 to Post Qualification Amendment to the Form 1-A filed on October 22, 2020)

6.7	Purchase and Sale Agreement dated May 30,2020, between Illume Nashville, LLC and Compound Illume 302, LLC (incorporated by reference to Exhibit 6.7 to Post Qualification Amendment to the Form 1-A filed on October 22, 2020)

6.8	Vacation Rental Owner Agreement between Series #Illume and Turnkey Vacation Rentals, Inc. (incorporated by reference to Exhibit 6.8 to Post Qualification Amendment to the Form 1-A filed on October 22, 2020)

6.9	Residential Lease, dated December 6, 2020, between Compound Reach, 1805 LLC and the tenant named therein. (incorporated by reference to Exhibit 6.9 to Post Qualification Amendment to the Form 1-A filed on December 21, 2020)

8.1	Form of Escrow Agreement, by and among Prime Trust LLC, and Compound Projects, LLC (incorporated by reference to Exhibit 8.1 to Post Qualification Amendment to the Form 1-A filed on October 22, 2020)
15a.1	Draft Offering Statement of Compound Projects, LLC dated October 7, 2019 as filed with the Commission on October 7, 2019 and related correspondence (incorporated by reference to Exhibit 15a.1 to the Form 1-A filed on December 19, 2019)

152.2	Draft Offering Statement of Compound Projects, LLC dated November 19, 2019 as filed with the Commission on November 19, 2019 and related correspondence (incorporated by reference to Exhibit 15a.2 to the Form 1-A filed on December 19, 2019)

15a.3	SEC Comment Response Letter dated November 15, 2019 to Draft Offering Statement on Form 1-A filed on October 7, 2019 (incorporated by reference to Exhibit 15a.3 to the Form 1-A filed on January 13, 2020)

15a.4	SEC Comment Response Letter dated December 18, 2019 to Amendment No. 1 to Draft Offering Statement on Form 1-A filed on November 19, 2019 (incorporated by reference to Exhibit 15a.4 to the Form 1-A filed on January 13, 2020)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 27, 2021.

COMPOUND PROJECTS, LLC

By:	Compound Asset Management, LLC, its managing member

By:	/s/ Janine Yorio
Name: Janine Yorio
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE		TITLE	DATE

/s/ Janine Yorio		Chief Executive Officer of Compound Asset Management, LLC (principal executive officer) Chief Executive Officer of Compound Projects, LLC	September 27, 2020
/s/ Janine Yorio

/s/ Jesse Stein		Principal Financial and Accounting Officer of Compound Asset Management, LLC Chief Operating Office, Principal Accounting Officer of Compound Projects, LLC	September 27, 2020
Jesse Stein

Compound Asset Management, LLC		Managing Member	September 27, 2020

By:	/s/ Janine Yorio
Name: Janine Yorio
Title: Chief Executive Officer